UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 17, 2008

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with

Rule 12g3-2(b):82-

Index to Exhibits

The information contained in Exhibits No. 1 and 2 to this Form 6-K shall be incorporated by reference in the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statement on Form F-3 (File No. 333-153500), as such prospectus may be amended or supplemented from time to time.

Information contained in or otherwise accessible through the websites mentioned in these materials does not form part of the report unless we specifically state that the information is incorporated by reference thereby forming part of the report. All references in these materials to websites are inactive textual references and are for information only.

Exhibit No.	Description

1	Westpac Banking Corporation APS 330 Prudential Disclosure Report as at 30 September 2008

2	Media Release — Westpac welcomes final approval of the merger of Westpac and St.George

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: November 17, 2008	By:	/s/ Manuela Adl
Manuela Adl
SVP & Chief Operating Officer